EXHIBIT 17.1

Dennis Buchert

Chairman of the Board

Doral Financial Corporation

1451 FD Roosevelt Ave.

San Juan, Puerto Rico 00920

Dear Dennis:

I spoke briefly to Glen yesterday to inform him of my decision to resign from the Board of Directors of Doral Financial Corporation. I have recently committed to increase my work responsibilities and devote my business focus to a new effort. As a result, I have come to the conclusion that it will be impossible for me to devote the time and focus to Doral that I would want to as the company works through the challenges it continues to address.

My seven years of service on the Board have given me a great appreciation for the hard work and dedication of the company’s entire management team. Their efforts to strengthen the company and improve its prospects, in the face of the very difficult long-term economic situation in Puerto Rico, have been extraordinary. I have seen first-hand the personal dedication they bring to their jobs and the sacrifices they all make on the company’s behalf, and it gives me confidence that the current challenges will be overcome and resolved. I also have great appreciation for the commitment and dedication of my fellow Board members, and I have full confidence that the Board will continue to guide the company through these challenges to a successful conclusion.

With best regards,

/s/ David E. King

David E. King

Cc: Glen Wakeman